# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEGON LTD., CIK 0000769218
CUSIP: 0076CA104
Title of class of securities: Common Shares, par value EUR 0.12 per share
Address of issuer's principal executive offices: WORLD TRADE CENTER SCHIPHOL, SCHIPHOL BOULEVARD 223, SCHIPHOL, Netherlands (P7), 1118 BH
Date of event which requires filing of this statement: 03/09/2026
Filed by CIK 0002055626
Persons authorized to receive notices and communications: J.O. van Klinken, Schiphol Boulevard 223, Schiphol, Netherlands (P7), 1118 BH, 31 610198362

## Reporting persons
- Vereniging Aegon (CIK 0002055626): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 268,237,507; shared voting power 0; sole dispositive power 268,237,507; shared dispositive power 0; aggregate amount beneficially owned 268,237,507 (17.05% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value EUR 0.12 per share
Name of issuer: AEGON LTD.
Address of issuer's principal executive offices: WORLD TRADE CENTER SCHIPHOL, SCHIPHOL BOULEVARD 223, SCHIPHOL, Netherlands (P7), 1118 BH
Comment:
EXPLANATORY NOTE

This Amendment No. 12 ("Amendment No. 12") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 16, 1998 (as amended, the "Schedule 13D"), relating to the common shares, par value EUR 0.12 per share (the "Common Shares"), of Aegon Ltd., an exempted company with liability limited by shares organized under the laws of Bermuda (f/k/a Aegon N.V., a public limited company organized in the Netherlands) (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended and supplemented as follows:

January 2025 Share Repurchase Agreement

As previously reported in Amendment No. 10, on January 13, 2025, the Reporting Person entered into a share repurchase agreement (the "January 2025 Share Repurchase Agreement") with the Issuer, pursuant to which the Reporting Person agreed to participate in the Issuer's share buyback program (the "2025 SBB Program") and the Issuer agreed to repurchase a certain number of Common Shares from the Reporting Person for an aggregate consideration equal to EUR 20,000,000. In aggregate, the Issuer repurchased 25,200,170 Common Shares, which was determined based on the daily volume-weighted average price per Common Share on Euronext Amsterdam. The shares were transferred in weekly installments between January 13, 2025 and June 30, 2025. The Reporting Person entered into the January 2025 Share Repurchase Agreement so that its ownership of Common Shares as a percentage of the class will remain approximately the same before and after completion of the 2025 SBB Program.

The foregoing description of the January 2025 Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

July 2025 Share Repurchase Agreement as increased on August 2025

On July 1, 2025, the Reporting Person entered into a share repurchase agreement (the "July 2025 Share Repurchase Agreement") with the Issuer, pursuant to which the Reporting Person agreed to participate in the Issuer's share buyback program (the "July 2025 SBB Program") and the Issuer agreed to repurchase a certain number of Common Shares from the Reporting Person for an aggregate consideration equal to EUR 37,000,000. On August 25, 2025, the Reporting Person entered into an addendum to July 2025 Share Repurchase Agreement to increase the participation in the July 2025 SBB Program with an additional EUR 34 million (the "August 2025 Share Repurchase Addendum"), resulting in an aggregate consideration equal to EUR 71,000,000. In aggregate, the Issuer repurchased 61,197,437 Common Shares, which was determined based on the daily volume-weighted average price per Common Share on Euronext Amsterdam. The shares were transferred in weekly installments between July 1, 2025 and December 15, 2025. The Reporting Person entered into the July 2025 SBB Program so that its ownership of Common Shares as a percentage of the class would remain approximately the same before and after completion of the July 2025 SBB Program.

The foregoing description of the July 2025 Share Repurchase Agreement and the August 2025 Share Repurchase Addendum does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

January 2026 Share Repurchase Agreement

On January 12, 2026, the Reporting Person entered into a share repurchase agreement (the "January 2026 Share Repurchase Agreement") with the Issuer, pursuant to which the Reporting Person agreed to participate in the Issuer's share buyback program (the "January 2026 SBB Program") and the Issuer agreed to repurchase a certain number of Common Shares from the Reporting Person for an aggregate consideration equal to EUR 37,000,000. The number of Common Shares that the Issuer will repurchase from the Reporting Person will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam. The Reporting Person entered into the January 2026 SBB Program so that its ownership of Common Shares as a percentage of the class would remain approximately the same before and after completion of the July 2026 SBB Program.

The foregoing description of the January 2026 Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page is incorporated by reference to this Item 5.

The percent of class reported on the cover page is based on 1,487,579,403 Common Shares outstanding as of March 9, 2026.

The amounts reported in this Item 5 do not include the Common Shares B beneficially owned by the Reporting Person. The Reporting Person has the sole power to vote and dispose of 327,885,200 Common Shares B, which, when combined with the Common Shares reported above, give the Reporting Person the power to vote 32.64% of the total voting power of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except as described herein, during the past 60 days, the Reporting Person has not effected any other transactions with respect to the Common Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the January 2025 Share Repurchase Agreement, July 2025 Share Repurchase Agreement and the January 2026 Share Repurchase Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 to the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5:
January 2025 Share Repurchase Agreement, dated as of January 13, 2025.

Exhibit 6:
July 2025 Share Repurchase Agreement, dated as of July 1, 2025.

Exhibit 7:
August 2025 Share Repurchase Addendum, dated as of August 25, 2025.

Exhibit 8:
January 2026 Share Repurchase Agreement, dated as of January 12, 2026.

## Signatures
- Vereniging Aegon: /s/ L.J. Hijmans van den Bergh, L.J. Hijmans van den Bergh, Chairperson (03/12/2026)
- Vereniging Aegon: /s/ M. Tijssen, M. Tijssen, Vice-Chairperson (03/12/2026)